For Immediate Release

For More Info: Michael Pryce-Jones - 202-721-6079 – michael.pryce-jones@changetowin.org

CtW Investment Group Calls on Shareholders to Withhold Support from

Acros Dorados CEO Woods Staton

•         The CtW Investment Group is sending a letter today to dozens of Arcos Dorados’ largest public shareholders urging them to withhold support for electing Staton to the board

•         Arcos’ underperformance, lack of transparency and insider-dominated board are reasons to withhold support for Staton, who is CEO, Chair of the Board and the controlling shareholder

•         The Investment Group filed a complaint this month asking the NYSE to investigate millions in related party transactions that appear to advantage Staton at shareholders’ expense

April 23, 2015—In the days before Acros Dorados’ (NYSE: ARCO) annual meeting, the CtW Investment Group is calling on shareholders of the world’s largest McDonald’s franchisee to withhold support for CEO Woods Staton’s election to the board. The Investment Group’s letter argues that Arcos Dorados is dominated by insiders such as Staton, which deprives shareholders of any meaningful opportunity to exercise oversight of management and could hinder efforts for a much needed turnaround.

Staton, who faces re-election at Arcos’ April 27 meeting in Montevideo, is currently the board’s chair and the company’s controlling shareholder. Leading proxy advisor Institutional Shareholder Services (ISS) has also urged a withhold vote for Staton.

“In light of ARCO’s disappointing performance and its insider-dominated governance, we believe shareholders should send the board a clear message that greater independent oversight is needed,” writes CtW Investment Group Executive Director Dieter Waizenegger.

The letter cites several significant challenges at Arcos Dorados:

•         ARCO’s shares have considerably underperformed the market since its IPO. Shares have fallen by 52 percent in 2014 alone.

•         A majority of the directors are non-independent allowing only minority representation of public shareholders which hold a majority of ARCO’s common stock.

•         The lack of meaningful disclosure of executive pay and the Chair/ CEO’s presence on the Compensation Committee inspire little confidence that compensation is being effectively overseen.

•         Related-party transactions between ARCO and a company controlled by Mr. Staton raise critical questions over the board’s oversight of these transactions.

•         McDonald’s is granted significant influence over many aspects of ARCO operations, unfairly sidelining public shareholders.

•         Recent developments in key markets suggest a flawed approach to human capital management and franchisee relations that could negatively impact the company’s long-term success.

Earlier this month, the CtW Investment Group filed a complaint with the New York Stock Exchange over Staton’s related party transactions. The complaint asked for an investigation into these deals, and for the stock exchange to delist the company if appropriate.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are investors in ARCO.

###